SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: August 16th, 2006

FOR IMMEDIATE RELEASE

SILICOM ANNOUNCES A NEW DESIGN WIN WITH
TREND MICRO

        KFAR SAVA, Israel, August 16, 2006 – Silicom Ltd. (NASDAQ & TASE: SILC) announced today that it has achieved a new design-win with Trend Micro Incorporated, for Silicom’s high-end Fiber Bypass Server adapter.

        Silicom’s high-end Fiber Bypass Server adapter will be used as an optional fiber card in the Trend Micro ‘Network VirusWall Enforcer 2500’ security appliance. Trend Micro has already placed initial production orders for the cards and has integrated Silicom’s adapters into its production process.

        “We are seeing more and more examples of network security solutions which were traditionally implemented as software, now being installed as network appliances,” commented Shaike Orbach, CEO of Silicom. “This trend has been gaining strong traction over the last few years and appliances are becoming ever-more pervasive. This trend also underpins the growth in our business and we expect it to continue.”

        Mr. Orbach concluded, “This new design-win, with one of the world’s leading security vendors, further validates the superiority of our solutions. Additionally, it further expands and diversifies our global revenue base.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 866 704 6710
E-mail: erang@silicom.co.il	E-mail: kenny@gkir.com / ehud@gkir.com